SS: Form D-4
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                                    Mail To:
                          Colorado Secretary of State
                               Corporations Office
                            1560 Broadway, Suite 200
                             Denver, Colorado 80202
                                 (303) 894-2251

                              ARTICLES OF AMENDMENT
                                     of the
                            ARTICLES OF INCORPORATION
                                       of
                            THE QUIZNO'S CORPORATION


     Pursuant to the provisions of the Colorado Business Corporation Act, the undersigned corporation adopts the following Articles of Amendment to its Articles of Incorporation:

     FIRST: The name of the corporation is: The Quizno's Corporation.

     SECOND: The following amendment to the Amended and Restated Articles of Incorporation was duly authorized by the Board of Directors without shareholder action at a meeting held on May 6, 1999 in accordance with the provisions of Section 7-106-102 of the Colorado Business Corporation Act.

     THIRD: Article II of the Amended and Restated Articles of
Incorporation of the Corporation is hereby amended by adding the following paragraph to Article II:

     "Class D Subordinated Convertible Preferred Stock.

     a. General. Ten thousand (10,000) shares of authorized preferred stock is hereby designed as the Class D Subordianted Convertible Preferred Stock
(the "Class D Preferred Stock").

     b. Conversion.

     (i) Subject to the following paragraphs, each share of Class D Preferred Stock shall be convertible into twenty-five (25) shares of the Corporation's common stock, par value $.001 per share (the "Common
Stock"), at any time after (i) the Corporation's earnings before income tax, depreciation and amortization for a fiscal year (excluding such earnings derived from extraordinary asset acquisitions after June 1, 1999, and nonrecurring or unusual transactions, as determined by the Corporation's Chief Executive Officer) equal or exceed $12,000,000, and
(ii) the Corporation's Chief Executive Officer has approved such conversion (the "Conversion Vesting Date"), provided, however that in no case shall any such conversion be permitted to occur before March 31, 2001, or after the redemption date provided for in paragraph c below.

     (ii) If at any time the Corporation reorganizes, consolidates, merges, exchanges shares, or sells, leases, exchanges or transfers all or substantially all of its assets, then as a part of such reorganization, consolidation, merger, share exchange or sale, lease, exchange or transfer, provision shall be made so that each holder of shares of Class D Preferred Stock will thereafter be entitled (but only after the occurrence of the Conversion Vesting Date) to receive upon conversion of his shares of Class D Preferred Stock, the number of shares of stock or other securities or property of the Corporation, or successor corporation resulting from such reorganization, consolidation, merger, share exchange or sale, lease, exchange or transfer, which the holder would have received had he converted his shares of Class D Preferred Stock immediately prior to the effective time of such reorganization, consolidation, merger, share exchange or sale, lease, exchange or transfer. In the event of a distribution, including a stock dividend, in shares of Common Stock, or any reclassification, subdivision (stock split) or combination (reverse stock split) of Common Stock, the conversion rate set forth in clause (i) above shall be adjusted so that the holder of Class D Preferred Stock shall receive the kind and amount of shares of Common Stock, or other securities or property, upon conversion, which the holder would have received had he converted his shares of Class D Preferred Stock immediately prior to such distribution, reclassification, subdivision or combination.

     c. Redemption. At the option of the Corporation, shares of Class D Preferred Stock may be redeemed, in whole or in part, on or after March 31, 2005, at a redemption price of $3.00 per share, so long as the holder of such shares of Class D Preferred Stock is given sixty (60) days notice of such redemption.

     d. Dividends. The holder of record of each share of Class D Preferred Stock shall receive no dividends, whether in cash, stock or other property, except as provided in paragraph e below.

     e. Liquidation or Dissolution. In the event of any voluntary or involuntary liquidation, or winding up of the affairs of the Corporation, the holders of the issued and outstanding Class D Preferred Stock shall be entitled to receive for each share of Class D Preferred Stock, before any distribution of the assets of the Corporation shall be made to the holders of shares of Common Stock, a dollar amount equal to $3.00. The payment of the liquidation distribution provided herein shall be subordinated to the payment of required liquidation distributions on all other classes or series of Preferred Stock of the Corporation then outstanding, and shall only be paid if the payment of the required liquidation distributions have been made to all holders of any other classes or series of Preferred Stock of the Corporation then outstanding. A reorganization, consolidation or merger of the Corporation, a share exchange, a sale, lease, exchange or transfer of all or substantially all of its assets as an entirety, or any purchase or redemption of stock of the Corporation of any class, shall not be regarded as a "liquidation, dissolution, or winding up of the affairs of the Corporation" within the meaning of this paragraph e.

     f. Voting Rights. Except as otherwise expressly provided in the Colorado Business Corporation Act, holders of Class D Preferred Stock shall have no right to vote for the election of directors or for any other purpose."

     IN WITNESS WHEREOF, The Quizno's Corporation has caused these
Articles of Amendment to its Articles of Incorporation to be signed by its President and Chief Executive Officer, effective as of the date of filing with the Secretary of State of the State of Colorado.

                                          THE QUIZNO'S CORPORATION


                                          By
                                            ----------------------

                                               Its President and Chief
                                               Executive Officer